Filed by Bed Bath & Beyond, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: The Brand House Collective, Inc.
Commission File No.: 000-49885

Letter to Shareholders from Marcus Lemonis, Executive Chairman and CEO: 2025 Year End Letter and 2026 Outlook

MURRAY, Utah – February 23, 2026 – Bed Bath & Beyond, Inc. (NYSE: BBBY) (“Bed Bath & Beyond” or “BBBY”) has issued the following letter from Marcus Lemonis, Executive Chairman and Chief Executive Officer of Bed Bath & Beyond:

To Our Fellow Shareholders,

On January 5, 2026, I outlined a clear framework for the future of this company. That framework remains unchanged. We are building the first Everything Home Company designed to make home ownership and living simpler and more affordable through a disciplined, interconnected ecosystem.

2025 was about stabilizing and building our base. 2026 is about defining our future and growing.

While revenue declined year over year, it was our deliberate decision to eliminate vendors and SKUs that generated negative contribution margin. We chose margin integrity over headline revenue, and it shows in the results. That discipline strengthened the foundation of the business and materially lowered our breakeven point for profitability as we build from here and look forward to a housing market recovery.

Importantly, the year-over-year revenue gap narrowed meaningfully in the fourth quarter, representing the closest we have come to flat revenue performance while improving adjusted EBITDA loss by more than $23 million or 84%. We believe the true base of the business has now been established.

The year began with a trend of low to mid-single digit revenue growth on a further reduced cost structure year-over-year. We are targeting full-year 2026 revenue growth year-over-year of low to mid-single digits based on current trends. Gross margin remains in the 24% to 26% range, fluctuating seasonally based on sales mix and competitive landscape.

We are sequencing and prioritizing growth and acquisitions carefully. We believe margin integrity will be maintained and will expand modestly as the platform comes together, driving a real ecosystem for the customer.

We believe we have sufficient discipline, relationships, and liquidity sources to support our strategy. Furthermore, we recognize the need to build the ecosystem with the acknowledgement that (1) third parties add expertise, (2) acquisitions add talent and skill, and (3) lasting, differentiated businesses are built deliberately over time. At the forefront of this growth are two main goals, modern day technology yielded efficiencies in process and reduced run costs, and trusted human relationships create a long term, value-based ecosystem. We expect both goals will and can be achieved.

Pillar One

Omni-channel retail brands form engagement and origination. Bed Bath & Beyond, Overstock, buybuy BABY and Kirkland’s represent the base. Upon anticipated closing of the Kirkland’s transaction, we believe the combined base business will generate approximately $1.5 billion revenue on an annualized basis. We have an additional omni-channel transaction agreed to in principle that we expect will add an additional $500 million of incremental annualized revenue.

We believe with this anticipated transaction we will have covered all the retail centric brands and categories to fully execute our plan with small tuck ins from time to time rounding out the offering. It is our goal to ensure that the retail brands and assets can be materially enhanced, extracting all the value that the brands and real estate offer. We intend to maximize revenue opportunities inside the existing fixed cost structure and real estate footprint through optimizing performance, space utilization and talent.

Pillar Two

Pillar Two will center on protection, advocacy and financing solutions including property and casualty insurance, renters’ insurance, home warranties, product warranties, mortgages, HELOCs, renovation loans and title services.

We are pursuing the acquisition or development of a scaled residential brokerage network of tens of thousands of agents to generate origination and act as a consultative sales force across the ecosystem.

Lastly, we are advancing our trust-based credit union partnership model, launching a unique homeowner centric community, designed to provide competitive rates on checking, savings, mortgages and HELOCs. In an effort to provide choices, we are partnering with Figure Technologies to deliver innovative digital home equity and financing products to consumers.

Pillar Three

Pillar Three will focus on home services and installable products including flooring, cabinetry, closet and storage systems, and renovation and installation offerings.

This pillar is designed to meet homeowners at critical life events giving them the tools and resources to adapt and improve their home.

Additionally, LifeChain™, our blockchain-based dual-vault ledger, is being developed as part of a broader home operating system to create durable records around both the homeowner and the home.

Data, Loyalty, and Experience

The ecosystem is unified by a proprietary wrapper executed through a customized consumer experience layer in partnership with BILT. This wrapper will enable single sign-on, unified household record keeping, curated solutions and predictive engagement across all pillars.

Capital Discipline and Alignment

We will only pursue transactions that are strategically accretive and financially disciplined inside the ecosystem we have laid out. Where appropriate, transactions may include meaningful equity components. Principally, counterparties have agreed to accept equity aligned with long-term enterprise value.

2026 and Beyond

2026 is about driving revenue and transactions, completing platform-enhancing acquisitions, advancing technology partnerships, integrating systems and expanding recurring revenue.

We understand that confidence is earned through results. We are committed to demonstrating measurable progress quarter by quarter as we have, while we build the first Everything Home Company.

Please take the time to review our accompanying slide presentations on our IR website at the following link: Events & Presentations.

Sincerely,

Marcus Lemonis
Executive Chairman and Chief Executive Officer
Bed Bath & Beyond, Inc.

About Bed Bath & Beyond

Bed Bath & Beyond, Inc. (NYSE: BBBY) is building an integrated home ecosystem designed to make living in, financing, protecting, and caring for a home simpler, more accessible, and more affordable. Through a portfolio of trusted retail brands—including Bed Bath & Beyond, buybuy BABY, Overstock, and Kirkland’s—the Company serves millions of customers through omnichannel experiences that act as the front door to the home. These brands generate meaningful engagement, transaction data, and long-term customer relationships across every stage of home ownership and family life. At the center of this ecosystem is Beyond, the Company’s loyalty, data, and services layer, where commerce, financial services, insurance, and protection products converge. By leveraging an asset-light model and a growing home products and services business—including installation, maintenance, and ongoing care—Beyond reduces friction, lowers costs, and expands access for consumers while increasing lifetime value and engagement. The Company also invests in and operates differentiated blockchain and data infrastructure, including tZERO and GrainChain, which enhance transparency, efficiency, and liquidity across financial services, supply chains, and real-world assets. These capabilities support secure transactions, trusted data, and innovative ownership and financing models aligned with the future of the home. Together, Bed Bath & Beyond’s retail brands, digital platforms, financial and protection services, and technology investments form a connected system designed to advocate for consumers while generating durable, recurring value for shareholders.

Important Additional Information Regarding the Transaction Has Been Filed With the SEC

This communication contains information relating to the proposed transaction between Bed Bath & Beyond, Inc., a Delaware corporation (the “Company”) and The Brand House Collective, Inc., a Tennessee corporation (“TBHC”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of November 24, 2025, by and among the Company, Knight Merger Sub II, Inc., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and TBHC, pursuant to which, subject to the terms and conditions set forth therein, Merger Sub will merge with and into TBHC, with TBHC surviving as a wholly owned subsidiary of the Company. In connection with the proposed Merger, the Company and TBHC have filed relevant materials with the Securities and Exchange Commission (the “SEC”), including a Company registration statement on Form S-4 that includes a proxy statement of TBHC and also constitutes a prospectus of the Company, and a definitive proxy statement that has been mailed to shareholders of TBHC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TBHC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM S-4, AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. Investors and security holders may obtain, without charge, a copy of the registration statement, the proxy statement/prospectus and any other relevant documents filed with the SEC from the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Company are available free of charge on the Company’s investor relations website at investors.beyond.com. Copies of the documents filed with the SEC by TBHC are available free of charge on TBHC’s investor relations website at ir.kirklands.com.

Participants in the Solicitation

The Company, TBHC and certain of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies with respect to the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of TBHC in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s definitive proxy statement in connection with its annual meeting of stockholders held in 2025, which was filed with the SEC on March 28, 2025. Information regarding TBHC’s directors and executive officers is contained in TBHC’s definitive proxy statement in connection with its annual meeting of shareholders held in 2025, which was filed with the SEC on June 30, 2025. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the proxy statement/prospectus and other relevant documents regarding the transaction, which have been filed with the SEC. You may obtain these documents free of charge through the website maintained by the SEC at www.sec.gov and the Company’s or TBHC’s investor relations websites as described above.

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements include all statements other than statements of historical fact, including but not limited to: anticipated business results, including revenue growth and reduced expenses, timing of the closing of the Kirkland’s transaction, expected conversions of Kirkland’s locations, opening of new locations, expected market trends, plans for future transactions, including acquisitions, and development of a brokerage network, profitability, and strategies, forecasts, financial outlook, goals and plans, and the related expected benefits and synergies, and timing of any of the foregoing. Additional information regarding factors that could materially affect results and the accuracy of the forward-looking statements contained herein may be found in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 25, 2025, our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025, filed with the SEC on October 27, 2025, and in our subsequent filings with the SEC.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. This communication does not constitute a prospectus or prospectus equivalent document.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. In connection with the proposed transactions, the Company has filed a registration statement on Form S-4 that includes a proxy statement of TBHC and also constitutes a prospectus of the Company. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND TBHC ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

No Assurances

There can be no assurance that the proposed transaction will be completed, nor can there be any assurance, if such transaction is completed, that any potential benefits will be realized. The description of the transaction contained herein is only a summary and is qualified in its entirety by reference to the definitive agreement relating thereto, which has been filed as an exhibit to the Current Report on Form 8-K filed by the Company with the SEC on November 25, 2025.

Contact Information Investor Relations ir@beyond.com pr@beyond.com

Non-GAAP Financial Measures and Reconciliations

Adjusted EBITDA is a non-GAAP financial measure that is calculated as net income (net loss) before depreciation and amortization, stock-based compensation, interest and other income (expense), provision (benefit) for income taxes, and special items. We believe the exclusion of certain benefits and expenses in calculating adjusted EBITDA facilitates operating performance comparisons on a period-to-period basis. Exclusion of items in the non-GAAP presentation should not be construed as an inference that these items are unusual, infrequent or non-recurring.

The following table reflects the reconciliation of adjusted EBITDA to net loss (in thousands):

	Three months ended December 31,
	2025	2024
Net loss	$(20,875)	$(81,259)
Depreciation and amortization	3,475	6,323
Stock-based compensation	2,851	2,871
Interest income, net	(2,215)	(185)
Other expense, net[1]	9,855	36,760
Provision for income taxes	111	49
Special items (see table below)	2,353	7,589
Adjusted EBITDA	$(4,445)	$(27,852)

Special items:
Brand integration and related costs	$—	$284
Restructuring costs[2]	2,353	4,997
(Gains) losses on discrete asset disposals[1]	—	1,745
Special legal charges and other	—	563
	$2,353	$7,589

1 The amounts in prior period columns have been revised to conform to current period’s presentation for the correction of immaterial errors.
2 Inclusive of certain severance and lease termination costs.